EXHIBIT 16.1

Dallas Office 8343 Douglas Avenue Suite 400 Dallas, Texas 75225 214.393.9300 Main whitleypenn.com

November 6, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
RE: Far East Energy Corporation, 0001124024

Dear Sir or Madam:

We are the successor by merger to JonesBaggett LLP (“JonesBaggett”), which was the independent registered public accounting firm of Far East Energy Corporation (the “Company”).  Effective as of November 1, 2014, JonesBaggett merged with and into our Firm.

We have read the statements made by the Company pursuant to Item 4.01 of Form 8-K and Item 5 of Form 10-Q, which we understand will be filed with the Securities and Exchange Commission as part of the Company’s Quarterly Report on Form 10-Q dated November 6, 2014.  We agree with the Company’s statements concerning JonesBaggett and our Firm in such Form 10-Q.

Sincerely,

Whitley Penn LLP